

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

Rondald L. Wheet
Chief Executive Officer
Revolutions Medical Corporation
670 Marina Drive, 3rd Floor
Charleston, SC 29492

> **Re: Revolutions Medical Corporation**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 0-28629**

Dear Mr. Wheet:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Results of Operations, page 29

For the year ended December 31, 2010 compared to December 31, 2009

1. We note your discussion of general and administrative expenses. Given the significant increase in your general and administrative expenses, please revise future filings to quantify the factors that contributed to the increase. Refer to Item 303(A)(3) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

2. We note that the report of your Independent Registered Accounting Firm for your year ended December 31, 2010 is dated March 30, 2010. Please amend your filing to have

your accountant properly date their report in accordance with Rule 2-02(a) of Regulation S-X.

Balance Sheet, page F-3

3. Please explain to us what comprises the significant components of your other current asset balance and explain how you are accounting for such components under U.S. GAAP. Revise your future filings as necessary.

4. We note the increase in your notes payable and accrued interest. Please explain to us the significant terms of your outstanding note agreements. Revise your future filings as necessary.

Statements of Operations, page F-4

5. We note that you are presenting depreciation and amortization and compensation cost for options as non-operating expenses. Please explain to us why these amounts are properly classified as non-operating expenses under U.S. GAAP. Alternatively, please revise future filings to classify these expenses as operating expenses.

6. As a related matter, the use of the line item "compensation cost for options" does not appear to comply with GAAP. Please revise future filings to remove this line item from the face of your statements of operations and, instead, reflect the amounts in the appropriate captions of the statements. As indicated in SAB Topic 14-F, you may present the related stock-based compensation expenses in a parenthetical note to the appropriate income statement line items.

7. Additionally please explain to us your valuation methodology and significant assumptions you used in determining the fair value of any stock options recognized in your financial statements. Revise your footnotes in future filings to disclose your valuation methodology and any significant assumptions in determining the fair value of all stock based compensation you issued.

Statements of Stockholders Equity, page F-7

8. We note that in 2009 you recorded a $209,776 charge to your paid in capital for the "acquired deficit of former minority interest now 100% owned." Please explain to us how this amount was determined and your basis for recording this amount under GAAP.

9. We note that in each of 2009 and 2008, you recorded a $209,776 charge to your paid-in capital for the "acquired deficit of former minority interest now 100% owned." Please explain to us why you have recorded this amount in each of 2008 and 2009. Please clarify when you acquired the remaining minority interest. Revise the filing as appropriate.

10. We note that your total stockholders' equity as of December 31, 2010 per your statement of stockholders' equity is $90,761, but the total stockholders' equity as reported on the face of your December 31, 2010 balance sheet is $137,761. Please reconcile these amounts and revise the filing as appropriate.

11. Additionally we note that certain financing transactions presented in your statement of stockholders' equity differ from the amounts reported in your statements of cash flows. For instance we note that during the year ended December 31, 2010, per your statement of stockholders' equity, you sold common stock for cash proceeds of $3,070,095, but the cash proceeds from common stock sales as reported on your statement of cash flows was $2,239,216. Please reconcile the amounts presented on the statements of stockholders' equity for 'common stock sold for cash proceeds' and 'common stock issued for services' for the year ended December 31, 2010 and for the cumulative period to the amounts presented in the same headings on the statements of cash flows. Revise the filing as appropriate.

12. Please explain to us why the issuance of 399,441 shares of common stock for repayment of debt, created a balance of $968,828 in your treasury stock account. Please also reconcile this with your disclosures on page F-22 that indicate that you issued 271,491 shares for $275,000 under terms of a convertible debt agreement. Additionally, please explain to us the nature and significant terms of transactions in which you issued common shares for repayment of debt. Revise the filing as appropriate.

Notes to Financial Statements, page F-14

General

13. We note that throughout your footnotes you have referred to the FASB legacy accounting standards. Please note that the FASB Accounting Standards Codification became effective on September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

Long Lived Assets, page F-16

14. We note the significant increase in your fixed assets during the year ended December 31, 2010. It appears from your disclosures on page 30 that the increase is primarily related to syringe molds. Revise future filings, including any amendment to this filing, to include the disclosures required by paragraph 360-10-50-1 of the FASB Accounting Standards Codification.

Amounts Due Pursuant to Employment and Consulting Agreements, page F-20

15. We note that you have accrued $246,225 pursuant to employment agreements. We further note from your disclosure that your settlement efforts may not be successful. To the

extent an exposure to loss exists in excess of the your accruals, please revise your disclosure in future filings, including any amendment to this filing, to disclose either (i) an estimate of the possible loss or range of loss or (ii) a statement that such an estimate cannot be made. Refer to FASB ASC paragraphs 450-20-50-3 and 4.

Note 5 – Preferred Stock and Common Stock Transactions, page F-21

2009 Common Stock Transactions, page F-22

16. We note that the transactions described under this heading appeared to have occurred in 2010 rather than 2009. Please clarify for us when these transactions occurred and tell us how they are reflected in your statements of stockholders' equity.

Note 6 – Stock Options and Warrants Outstanding, page F-22

17. Please reconcile the total warrants exercised during the year ended December 31, 2010 to your statement of stockholders' equity. Revise the filing as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202)551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief